FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

October 17, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,

Moscow 125167

Russian Federation

(Address of principal executive offices)

                Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   Form 20-F ☒   Form 40-F ☐

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   Yes ☐   No ☒

                Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   Yes ☐   No ☒

                Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

                Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   Yes ☐   No ☒

                If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES FULFILLMENT OF FINANCIAL OBLIGATIONS TO ACQUIRE THE SHARES OF YAKUTUGOL OJSHC, SHARES OF ELGAUGOL OAO, AND REAL ESTATE COMPLEX

Moscow, Russia — October 17, 2007 — Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces the fulfillment of its financial obligations related to the previously announced winning of the auction to acquire Yakutugol OJSHC comprising 75% of its charter capital less one share, shares of Elgaugol OAO comprising 68.86% of its charter capital, and the real estate complex.

As the result of the auction held on October 5, 2007, Mechel acquired 3,031,488 ordinary registered shares of Yakutugol OJSHC comprising 75% of its charter capital less one share, 586,000 ordinary registered shares of Elgaugol OAO comprising 68.86% of its charter capital, and the real estate complex for a total of RUR58.2 billion (approximately $2.3 billion).

Pursuant to the purchase and sale agreement, the winner is to acquire the ownership of the shares of Yakutugol OJSHC, shares of Elgaugol OAO, and the real estate complex upon 100% payment of the tendered amount.

Mechel has completely performed its financial obligations regarding payment for the price of the stakes in Yakutugol OJSHC and Elgaugol OAO and the real estate complex.  Upon completion of the transferring of the ownership and making a respective record in the securities’ register, Mechel will become the fully legitimate owner of the controlling stakes in the companies.

“We are pleased to announce that Mechel fulfilled all its financial obligations under the transaction ahead of schedule.  Mechel financed the transaction through a combination of its own cash and borrowed funds, most of which were provided by VTB Bank.  The acquisition of Yakutugol OAO, which mines approximately 10.0 million tonnes annually, will enable Mechel to fulfill its strategic objective to mine about 30.0 million tonnes of coal next year.  Once mining operations at the Elga project reach the planned capacity of approximately 30.0 million tonnes, Mechel will become one of the world largest coal companies with the annual output of over 60.0 million tonnes,” Mechel’s Chief Operating Officer Alexey Ivanushkin commented.

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Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date:  October 17, 2007